November 14, 2018

VIA EDGAR

Michael Killoy

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boxwood Merger Corp.

Registration Statement on Form S-1

Filed October 26, 2018, as amended

File No. 333-228018

Dear Mr. Killoy:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of Boxwood Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 14, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 395 copies of the Preliminary Prospectus dated November 9, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
Merrill Lynch, Pierce, Fenner & Smith Incorporated MORGAN STANLEY & Co. LLC MACQUARIE CAPITAL (USA) INC.
As Representatives of the Several Underwriters

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Vice President

MACQUARIE CAPITAL (USA) INC.

By:	/s/ Jin Chun
Name: Jin Chun
Title: Managing Director

By:	/s/ James Ridings
Name: James Ridings
Title: Senior Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]